82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026479

REGISTRANT'S NAME Canadian Metals Exploration

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON FINANCIAL

FILE NO. 82- 2143 FISCAL YEAR 12-31-00

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/26/04

82-2143

BC FORM 51-901F

02 FEB 22 AM 8:54

ISSUER DETAILS

Name of Issuer:	Canadian Metals Exploration Ltd.
Issuer Address:	1060-1090 West Georgia Street Vancouver, B.C. V6E 3V7
Issuer Fax No:	604-681-2709
Issuer Telephone No:	604-681-7896
Contact Name:	Yvonne Cole
Contact Position:	Corporate Secretary
Contact Telephone:	604-681-7896
Contact e-mail address:	yvonnec@wimsey.com
For Quarter Ended:	2000/12/31
Date of Report:	

AR/S
12-31-00

CERTIFICATE

The Schedule(s) A, B and C required to complete this Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"Barry Whelan"	Barry Whelan	01/06/04
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"Stewart Jackson"	Stewart Jackson	01/06/04

Canadian Metals Exploration Ltd.(Note 4)
Financial Statements
December 31, 2000

Auditors' Report

To the Shareholders of
Canadian Metals Exploration Ltd. (Note 4)

We have audited the balance sheets of Canadian Metals Exploration Ltd. as at December 31, 2000 and 1999 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Topping, Eyton and Partners

Chartered Accountants

Vancouver, B.C.
June 1, 2001

Canadian Metals Exploration Ltd. (Note 4)
Balance Sheet
December 31, 2000

ASSETS

	2000	1999
CURRENT		
Cash	$ 9,476	$ 190
Accounts receivable	2,299	10,194
Prepaid expense	4,347	4,347
	16,122	14,731
RECLAMATION BOND	30,000	30,000
INVESTMENT IN MINING PROPERTIES (Note 3)	153,500	153,500
DEFERRED EXPLORATION COSTS (Schedule 1)	1,101,491	1,099,448
	$ 1,301,113	$ 1,297,679

LIABILITIES

	2000	1999
CURRENT		
Accounts payable	$ 234,619	$ 413,253
SHAREHOLDERS' EQUITY		
Share capital		
Authorized		
50,000,000 common shares without par value		
Issued and outstanding (Note 4)		
3,786,088 (1999 – 2,751,088) shares	6,184,192	5,952,942
Deficit (Statement 2)	(5,117,698)	(5,068,516)
	1,066,494	884,426
	$ 1,301,113	$ 1,297,679

APPROVED BY THE DIRECTORS:

DIRECTOR "BARRY WHELAN" DIRECTOR "STEWART JACKSON"

(See accompanying notes)

Canadian Metals Exploration Ltd. (Note 4)
Statement of Loss and Deficit
For Year Ended December 31, 2000

	2000	1999
ADMINISTRATION EXPENSES		
Advertising and promotion		$ 970
Bank charges and interest	$ 3,479	454
Consulting	2,500	30,000
Fees and dues	7,550	5,456
Legal and audit	4,354	12,033
Management fees	12,000	12,000
Office and sundry	6,416	6,107
Rent and office services	77,040	147,217
Telephone		3,300
Transfer agent	8,320	5,252
Travel		2,220
	121,659	225,009
Other income	2,299	11,469
LOSS BEFORE OTHER ITEMS	119,360	213,540
OTHER ITEMS		
Recovery of prior year's expenses	(70,178)	
Write-off of investment in joint venture (Note 3)		164,000
Write-up of marketable securities		(500)
	(70,178)	163,500
LOSS FOR YEAR	49,182	377,040
DEFICIT, BEGINNING OF YEAR	5,068,516	4,691,476
DEFICIT, END OF YEAR	$ 5,117,698	$ 5,068,516
LOSS PER SHARE	$ (0.02)	$ (0.03)

(See accompanying notes)

Canadian Metals Exploration Ltd. (Note 4)
Statement of Cash Flows
For Year Ended December 31, 2000

	2000	1999
OPERATING ACTIVITIES		
Loss for year	$ **(49,182)**	$ (377,040)
Write-off of investment in joint venture		164,000
	(49,182)	(213,040)
Change in working capital, other than cash	**(170,739)**	73,926
	(219,921)	(139,114)
INVESTING ACTIVITIES		
Investment in mining properties		(15,000)
Deferred exploration costs	**(2,043)**	(22,280)
	(2,043)	(37,280)
FINANCING ACTIVITIES		
Proceeds from share issuance	**231,250**	190,000
INCREASE IN CASH DURING YEAR	**9,286**	13,606
CASH (OVERDRAFT), BEGINNING OF YEAR	**190**	(13,416)
CASH, END OF YEAR	$ **9,476**	$ 190

(See accompanying notes)

Canadian Metals Exploration Ltd. (Note 4)
Notes to Financial Statements
December 31, 2000

1. ACCOUNTING POLICIES

The company prepares its financial statements in accordance with generally accepted accounting principles, the more significant of which is as follows:

Mineral properties

The company capitalizes its acquisition, property lease and advance royalty payments for its mineral properties. Development expenditures are capitalized when incurred. Once production commences the costs capitalized will be depleted based upon estimated remaining reserves of minerals. The capitalized costs are written off when a property is abandoned.

2. NATURE OF OPERATIONS

The company is in the process of attempting to obtain financing to explore its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral properties, the ability of the company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

3. MINING PROPERTIES

Mining property acquisition costs are as follows:

	2000	1999
Turnagain property	**$ 153,500**	$ 153,500

4. SHARE CAPITAL

At December 31, 1999 the company was called Bren-Mar Resources Ltd. On February 3, 2000 the company consolidated the issued and unissued common shares without par value from 50,000,000 to 10,000,000. The outstanding common shares of 13,755,441 were consolidated to 2,751,088 common shares on the basis of every five (5) common shares into one (1) common share.

The authorized capital of the company was increased from 10,000,000 common shares without par value (post-consolidated) to 50,000,000 common shares without par value.

The name of the company was changed from Bren-Mar Resources Ltd. to Bren-Mar Minerals Ltd.

On August 9, 2000, the name of the company was changed from Bren-Mar Minerals Ltd. to Canadian Metals Exploration Ltd.

	Number	Amount
Balance, beginning of year (consolidated)	2,751,088	5,952,942
Shares issued pursuant to a partial debt settlement	100,000	65,000
Shares issued pursuant to a partial debt settlement	280,000	56,000
Shares issued pursuant to exercise of options	255,000	38,250
Shares issued pursuant to a private placement	400,000	72,000
Balance, end of year	3,786,088	6,184,192

5. STOCK WARRANTS AND OPTIONS

The following stock warrants are outstanding at December 31, 2000:

Number of Shares	Exercise Price	Expiry Date
400,000	$ 0.18 - 0.25	November 24, 2002

The following stock options were outstanding at December 31, 2000:

Number of Shares	Exercise Price	Expiry Date
48,000	$ 0.15	September 19, 2002
10,000	2.00	March 17, 2003

6. RELATED PARTY TRANSACTIONS

The following amounts were paid to directors and officers of the company or companies related to them during the year:

	2000	1999
Management fees	**$ 12,000**	$ 12,000
Consulting fees	**2,500**	
Office services	**77,040**	147,217
	91,540	$ 159,217

7. GOING CONCERN

The company has a working capital deficiency of $218,497 and does not yet obtain funds from operations. Therefore, unless further financing is forthcoming, it will not be able to meet its obligations, discharge its liabilities and continue operations. There are presently negotiations in progress with various parties to obtain the required financing.

8. TAX LOSSES CARRIED FORWARD

The company has the following tax losses available to be applied against future taxable income:

Year of Expiry	Amount
2001	155,918
2002	962,223
2003	962,179
2004	694,335
2005	515,370
2006	235,820
2007	51,225
	$ 3,577,070

9. SUBSEQUENT EVENT

On April 25, 2001 the company entered into an agreement with Northwest Petroleum, Inc. to explore and drill two wells in the Moffat Ranch Gas Field in Madera County, California. The company will earn a 32.8125% Net Revenue Interest, 50% Working Interest to the gas sales production point. Before payout, the company will have a 32.8125% Net Revenue Interest, 43.74% Working Interest. After payout, the company will have a 28.125% Net Revenue Interest, 37.5% Working Interest.

Terms of agreement call for the following payments (all in U.S. $):

April 27, 2001	$ 2,500 (which has been paid)
May 9, 2001	50,000 (which has been partially paid)
June 5, 2001	81,500
July 2, 2001	280,000
August 15, 2001	500,000

The above agreement is in good standing.

The above agreement is subject to approval by the Canadian Venture Exchange.

Canadian Metals Exploration Ltd. (Note 4)
Schedule of Deferred Exploration Costs
For Year Ended December 31, 2000

	Turnagain Property	
	2000	1999
BALANCE, BEGINNING OF YEAR	**$ 1,099,448**	$ 1,077,168
EXPENDITURES FOR YEAR		
Assays and geochemical		3,911
Geological services	**2,043**	8,502
Sundry		54
Travel and transportation		9,813
	2,043	22,280
BALANCE, END OF YEAR	**$ 1,101,491**	$ 1,099,448

SCHEDULE B

CANADIAN METALS EXPLORATION LTD.

YEAR END REPORT

For year ended December 31, 2000

Schedule B: *Supplementary Information*

1. See Financial Statements
2. See Financial Statements
3. See Financial Statements
4. See Financial Statements
5. Directors and Officers

Barry Whelan	President
Yvonne Cole	Secretary
Stewart Jackson	
Bruce Purcell	

(a) Costa Rica properties

During the preceding year this investment was written-off resulting in a loss of $164,000.

(b) Turnagain property

On June 14, 1996 the company entered into an agreement with John Schussler to acquire a 100% interest, subject to a 4% net smelter return (NSR), in the North Group mineral claims located at Turnagain River, Laird Mining District, northern British Columbia. The terms of agreement require that the company:

(i) issue 50,000 shares within 10 days of receipt of approval by the Vancouver Stock Exchange (Approval Date) (which shares have been issued);

(ii) issue 50,000 shares one year from the Approval Date (which shares have been issued);

(iii) issue 50,000 shares two years from the Approval Date (which shares have been issued); and

(iv) issue 50,000 shares three years from the Approval Date (which shares have been issued.)

The company also must incur total cumulative exploration expenditures on the property as follows:

(i) $100,000 within one year of the Approval Date (which expenditures have been incurred);

(ii) $350,000 within two years of the Approval Date (which expenditures have been incurred);

(iii) $600,000 within three years of the Approval Date (which expenditures have been incurred);

(iv) $850,000 within four years of the Approval Date (which expenditures have been incurred) and;

(v) $1,100,000 within five years of the Approval Date.

The company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

ANNUAL REPORT TO SHAREHOLDERS
June 4, 2001

The Board of Directors wishes to report as to those matters that have transpired since our last annual report to the shareholders. Specifically, the Company has spent the last twelve months in restructuring our capital structure, obtaining funding to maintain operations, reorganized management and shifted our exploration activities towards the search for oil and gas resources. Last year the Company had a Special Shareholders Meeting in addition to the Annual General Meeting, consolidated the Company's capital structure on two occasions, changed the Company's name, entered into certain debt-settlement agreements to reduce debt incurred from exploration and operational costs, appointed two new officers, granted options and entered into a letter of intent to conduct joint exploration activities for the discovery of platinum group metals. Since the beginning of this year, we have concluded two private placements, granted options, appointed a new president and director and shifted the focus of the Company's activities towards the exploration of oil and gas. The Company completed one private placement over the last year and entered into certain debt-settlement agreements to reduce current obligations stemming from exploration and operational costs. The Company entered into no agreement for investor relations activity during this period.

On February 3, 2000, the Company held a Special Meeting of the Shareholders that approved the consolidation of our stock on a five old shares for one new share basis. The shareholders further approved a name change from Bren-Mar Minerals, Ltd. to Canadian Metals Exploration, Ltd. at the Annual General Meeting held on August 9, 2000.

The Company entered into two debt settlement agreements during the period. On March 31, 2000, the Company agreed to issue 100,000 restricted shares to DJ Drilling, in an effort to reduce debt incurred from past exploration activities on the Company's wholly owned Turnagain River Project. On June 7, 2000, the Company entered into a debt settlement agreement with Quorum Consultants, pursuant to which we issued 280,000 restricted shares in order to reduce operational costs. The Company granted 161,991 options on September 19, 2000 and 320,000 options on January 15, 2001 to officers and Directors. On November 24, 2000, the Company announced the private placement of 400,000 units at $0.18 a unit, comprised of one fully paid share and one purchase warrant. The placement closed on January 3, 2001. On April 3, 2001, the Company announced a private placement of 250,000 units at $0.44 a unit, comprised of one fully paid share and one purchase warrant. The Company has not yet announced the closing of this private placement.

We appointed Mr. Doug Hickey as Vice-President of Corporate Finance and Theresa Gaiters as Vice-President of Corporate Communications on November 20, 2000. Mr. Hickey and Ms. Gaiters subsequently resigned as officers on January 24, 2001. On January 15, 2001, the Company appointed Mr. Bruce Purcell to the Board of Directors. Mr. Purcell has a long career as a geologist and completed a formal education in the earth sciences. Mr. Purcell is also currently, the President and a Director of Clearview Mineral Resources, Corp. Mr. Campbell, the Company's President and a Director since 1995, resigned on May 24, 2001 to make way for the Company's current President and a Director, Mr. Barry Whelan. Mr. Whelan has had more than thirty five years in resource development and has acted as a consultant worldwide evaluating oil and gas prospects.

The Company retains its wholly owned interest in the Turnagain River Project, located in the Laird Mining Division of British Columbia. Since 1996, the Company has staked 65 claims and purchased an additional 20 claims over a 32 square kilometer area, for the purpose of defining a nickel cobalt deposit. Exploration and development work on the property was carried out by the Company in 1996, 1997 and 1998 with very promising results. On November 22, 2000 the Company released the conclusion of our metallurgist, Frank Wright, that the Turnagain Project has the potential to be one of British Columbia's largest and most profitable bulk tonnage mining operations. The Company is currently seeking joint venture partners interested in funding the necessary drilling to prove out Mr. Wright's conclusion.

The Company announced on November 16, 2000, a letter of intent with Solitaire Minerals Corp. subject to the approval of the Canadian Venture Exchange, to explore the Sudbury Mining District in Ontario, for platinum group metals. Despite some promising early indications of positive results in the area, the Company chose not to proceed with the terms of the letter of intent due to geological evidence discovered during the due diligence period that caused management to determine that to proceed further would not be in the best interests of the Company.

On January 16, 2001, the Company announced the signing of a letter of intent, subject to the approval of the Canadian Venture Exchange, with Clearview Mineral Resources, Corp. regarding an intent to acquire a 25% interest in the Buttonwillow oil and gas prospect in Kern County, California. Kern County is located in one of the most prolific oil and gas fields in the United States and is ideally located in respect to local infrastructure that would enable the delivery of any recovered resources. The Company is yet to sign a definitive agreement with Clearview and hopes to conclude its negotiations shortly.

The Company entered into an agreement with Northwest Petroleum, Inc. on April 26, 2001, subject to the approval of the Canadian Venture Exchange, to explore and drill for oil and gas on approximately 5,000 acres of leases located in Madera County, California. The Company has obtained the right to acquire a 32.81% net revenue interest and a 43.73% working interest before the Company's invested capital is repaid. Once we have been repaid invested capital, the Company will have a 28.125% interest net revenue interest and a 37.5% working interest. The Company plans to invest US $1.2 million in exploration funding to purchase 2D seismic and conduct 3D seismic surveys and to drill and complete two gas wells in return for its net revenue and working interests. The prospective well locations are within one mile of current production in the area. The Company expects to raise capital internally to fund its net revenue and working interests. The agreement has not yet been approved by the Canadian Venture Exchange.

The Board of Directors will continue to focus on oil and gas projects and further its efforts to find partners for the Turnagain River project. We thank the shareholders of this Company for their support.

ON BEHALF OF THE BOARD OF DIRECTORS

"Barry Whelan"

Barry Whelan
President